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                             CONSULTING AGREEMENT


This Agreement, by and between Dr. Robert Merriman, Consultant and Nurescell Inc. a Nevada Corporation. Client will delineate the terms agreed upon between Consultant and Client whereby Consultant will perform certain duties for and on behalf of Client over the term of the agreement as required by Client, and to the satisfaction of the Client.

WHEREAS, Dr. Robert Merriman is presently associated with Nurescell, Inc. as a member of its Board of Directors, and

WHEREAS, Nurescell, Inc. has expressed a desire and a need to have more of the time of Dr. Merriman than would normally be expected of a member of the Board of Directors, Nurescell, Inc. has determined that it would be in its best interest to have Mr. Merriman spend whatever portion of this time as is needed to consult with Nurescell, Inc. on a range of matters concerning the present and the future of Nurescell, Inc.

THEREFOR, BE IT AGREED
That Dr. Robert Merriman, hereafter known as consultant, together with any person with whom he may associate himself for the purpose of fulfilling the requirements of this agreement, agrees to devote that percentage of his full time as may be required for this purpose. It is anticipated that at the start, since Nurescell, Inc., hereafter known as Client, is presently in the start-up phase that the percent of the Consultant's time will be approximately 25% to 30%.

It is also agreed that if and when a larger or lesser percent of Consultant's time is required that an appropriate adjustment of the proposed consulting fee will be made. It is further agreed that certain adjustments to the monthly consulting fee may be made as agreed upon between Consultant and Client from time to time based on inflation or other appropriate factors.

It is agreed that, given the availability of electronic communications facilities, Consultant will make the choice of working from his own office or working in the offices of the client, in laboratories or other locations appropriate to the work performed by Consultant for the Client.

It is further agreed that the starting fee will be $2,000.00 per month plus any out of pocket expenses such as travel or other expenses related to the carrying out of this agreement as approved by Client in advance. The Consultant is also to receive 300,000 shares of Founder's Stock in Nurescell Inc. and 200,000 share options of Nurescell Inc. @ $2.00 per share.


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It is further agreed that, for his consulting services provided to the
Client, Dr. Merriman will be doing business as Thunderhead Resources, LLC, his consulting company, and the fees and expense reimbursements will, accordingly, be paid to Thunderhead Resources, LLC.

Concerning the life of this agreement, it is agreed that this agreement will continue in effect until terminated by either party hereto giving thirty days advance notice of termination to the other party in writing or by mutual consent of both parties hereto, with both parties agreeing in writing to the terms of the termination.

The effective date of this agreement will be June 9th, 2000.





AGREED                                         AGREED
Dr. Robert Merriman                            Nurescell Inc.


/s/ DR. ROBERT MERRIMAN                        /s/ ADRIAN JOSEPH
-------------------------                      ---------------------------
Dr. Robert Merriman                            Adrian Joseph, CEO.


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